Cannabinoid Biosciences, Inc.

3699 Wilshire Blvd., Suite 610

Los Angeles, CA 90010, USA

April 11, 2019

Securities Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

     Re: Cannabinoid Biosciences, Inc.

Offering Statement on Form 1-A

Filed on December 11, 2018

Amendment No. 4 to Offering Statement on Form 1-A

Filed on April 9, 2019

File No. 024-10924

To whom it may concern:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified April 16, 2019 10:00 a.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•

•         should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

·

•         the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	• the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Patience C. Ogbozor

Patience C. Ogbozor

President and Chief Executive Officer

Cannabinoid Biosciences, Inc.